Exhibit 3.1

FIRST AMENDMENT TO THE

SECOND AMENDED AND RESTATED BYLAWS

OF BALLY TECHNOLOGIES, INC.

Article III, Section 8(c) of the Second Amended and Restated Bylaws of Bally Technologies, Inc. dated October 16, 2012, is hereby amended and restated in its entirety as follows:

“Unless otherwise required by the Articles of Incorporation or statute, any action required or permitted to be taken at any meeting of the board of directors or any committee thereof may be taken without a meeting if a written consent thereto is signed by all the members of the board of directors or committee. Notwithstanding the foregoing, such written consent is not required to be signed by:

(i)  a common or interested director who abstains in writing from providing consent to the action of the board of directors or committee provided: (A) the fact of the common directorship, office or financial interest is known to the board of directors or committee before a written consent is signed by all the members of the board of directors or committee; (B) such fact is described in the written consent; and (C)  the board of directors or committee must approve, authorize or ratify the action in good faith by unanimous consent without counting the abstention of the common or interested director.

(ii)  a director who is a party to an action, suit or proceeding who abstains in writing from providing consent to the action of the board of directors or committee on the basis that he or she is a party to an action, suit, or proceeding, provided that the board of directors or committee must: (A) make a determination pursuant to NRS § 78.751 that indemnification of the director is proper under the circumstances; and (B) approve, authorize or ratify the action of the board of directors or committee in good faith by unanimous consent without counting the abstention of the director who is a party to an action, suit or proceeding.

Such written consent shall be filed with the minutes of the proceedings of the board of directors or committee.”